

June 22, 2010

Brian J. McGrane
CFO & EVP
RiverSource Life Insurance Company
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

  **Re:**   **RiverSource Life Insurance Company**
      **Item 4.01 8-K filed June 10, 2010**
      **Item 4.01 8-K amended June 16, 2010**
      **File No. 033-28976**

Dear Mr. McGrane:

  We have reviewed your filings and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Amended Form 8-K filed June 16, 2010

1. Please confirm that you will amend your Item 4.01 8-K to provide the date the client-auditor relationship ceased and update the related disclosures accordingly.

2. Please include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brian J. McGrane
RiverSource Life Insurance Company
June 22, 2010
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3627.

Sincerely,

Sasha Parikh
Staff Accountant